

April 12, 2012

<u>Via e-mail</u>
Mr. Terrance M. Paradie
Senior V.P. Corporate Controller
   and Chief Accounting Officer
Cliffs Natural Resources, Inc.
200 Public Square
Cleveland, OH 44114

> **Re: Cliffs Natural Resources, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 16, 2012**
> **File No. 001-08944**

Dear Mr. Paradie:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2011</u>

<u>Management Discussion and Analysis,</u>

<u>Results of Operations – page 64</u>

1.   We note your disclosure that sales prices increased at US Iron Ore driven by higher market pricing due to the industry's shift toward shorter-term pricing arrangements linked to the spot market and by sales tons to seaborne customers at market-based rates. Please provide a more comprehensive discussion of your renegotiated long-term supply agreements and quantify the impact that these renegotiated agreements had on your US Iron Ore revenue for the fiscal year ended December 31, 2011. Please explain the reasons for the increase of 0.9 million sales tons to seaborne customers. In addition, disclose in future filings any known trends that are reasonability likely to impact your

results of operations or liquidity in fiscal year ended December 31, 2011. Refer to Financial Reporting Codification Section 501.02 for guidance.

Revenue Recognition, page 113

2.   We note your disclosure on provisional pricing arrangements on page 125 that you recognized $809.1 million and $960.7 million of revenue for the years ended December 31, 2011 and 2010. Please clarify in future filings how the shift toward shorter-term pricing arrangements linked to the spot market impacted your revenue accounting policy. Please clarify the price that is used on the renegotiated contracts and also discuss and how you account for those shipments that are made on a provisional basis and whether there are any estimates or judgments in recording revenue.

Note 10. Pensions and Other Postretirement Benefits, page 150

3.   We note the current year actuarial loss of $165.3 million on page 153. Please explain in detail the drivers of the loss and any changes in assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Terrance M. Paradie
Cliffs Natural Resources, Inc.
April 12, 2012
Page 3

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Melissa N. Rocha for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining